UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

CBL & Associates HoldCo II, LLC

(Issuer)

(Name of Applicants)*

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421-6000

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
10.0% New Senior Secured Notes due 2029	Up to $555 million aggregate principal amount
7.0% New Convertible Notes due 2028	Up to $150 million aggregate principal amount

Approximate date of proposed public offering: On the Plan Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.

Name and registered address of agent for service: Jeffery V. Curry Chief Legal Officer CBL & Associates Properties, Inc. 2030 Hamilton Place Blvd., Suite 500 Chattanooga, TN 37421 (423) 490-8642	With a copy to: Heather Emmel Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors listed on the following page are also included in this Application as Applicants.

GENERAL

1.	General Information.

CBL & Associates HoldCo II, LLC (the “Company”) is a Delaware limited liability company formed in 2021. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
Alamance Crossing, LLC	Limited Liability Company	North Carolina
CBL & Associates Limited Partnership	Limited Partnership	Delaware
CBL & Associates Management, Inc.	Corporation	Delaware
CBL & Associates Properties, Inc.	Corporation which has elected to be treated as a Real Estate Investment Trust	Delaware
CBL Ambassador Member, LLC	Limited Liability Company	Louisiana
CBL BI Developments II Member, LLC	Limited Liability Company	Tennessee
CBL BI Developments Member, LLC	Limited Liability Company	Tennessee
CBL Brookfield Sears & Street Shops HoldCo, LLC	Limited Liability Company	Wisconsin
CBL Center HoldCo, LLC	Limited Liability Company	Delaware
CBL Eagle Point Member, LLC	Limited Liability Company	Delaware
CBL El Paso Member, LLC	Limited Liability Company	Delaware
CBL El Paso Outparcel Member, LLC	Limited Liability Company	Texas
CBL Fremaux Member, LLC	Limited Liability Company	Delaware
CBL Gettysburg Member, LLC	Limited Liability Company	Delaware
CBL HP Hotel Member, LLC	Limited Liability Company	Tennessee
CBL Jarnigan HoldCo, LLC	Limited Liability Company	Delaware
CBL Laredo Member, LLC	Limited Liability Company	Texas
CBL Lebcon HoldCo, LLC	Limited Liability Company	Tennessee
CBL Lebcon HoldCo LP, LLC	Limited Liability Company	Delaware
CBL Lebcon I HoldCo, LLC	Limited Liability Company	Tennessee
CBL Lebcon I HoldCo LP, LLC	Limited Liability Company	Delaware
CBL Louisville Member, LLC	Limited Liability Company	Kentucky

CBL Louisville Outparcel Member, LLC	Limited Liability Company	Kentucky
CBL Management HoldCo, LLC	Limited Liability Company	Delaware
CBL Outparcel HoldCo, LLC	Limited Liability Company	Delaware
CBL Statesboro Member, LLC	Limited Liability Company	Georgia
CBL Terrace HoldCo, LLC	Limited Liability Company	Delaware
CBL Woodstock Member, LLC	Limited Liability Company	Georgia
CBL Woodstock Outparcel Member, LLC	Limited Liability Company	Georgia
CBL/GP V, Inc.	Corporation	Tennessee
CBL/Kentucky Oaks, LLC	Limited Liability Company	Delaware
CBL/MSC II, LLC	Limited Liability Company	South Carolina
CBL/MSC, LLC	Limited Liability Company	South Carolina
CBL/Parkdale Crossing, L.P.	Limited Partnership	Texas
CBL/Penn Investments, LLC	Limited Liability Company	Delaware
CBL/York Town Center GP, LLC	Limited Liability Company	Delaware
CBL/York Town Center, LLC	Limited Liability Company	Delaware
CBL-TRS Member I, LLC	Limited Liability Company	Delaware
CBL-D’Iberville Member, LLC	Limited Liability Company	Mississippi
Cross Creek Mall, LLC	Limited Liability Company	North Carolina
CW Joint Venture, LLC	Limited Liability Company	Delaware
Development Options, Inc.	Corporation	Wyoming
Hammock Landing/West Melbourne, LLC	Limited Liability Company	Florida
Henderson Square Limited Partnership	Limited Partnership	North Carolina
Jefferson Mall Company II, LLC	Limited Liability Company	Delaware
Lexington Joint Venture	General Partnership	Ohio
Montgomery Partners, L.P.	Limited Partnership	Tennessee
North Charleston Joint Venture II, LLC	Limited Liability Company	Delaware
Oak Park Holding I, LLC	Limited Liability Company	Kansas

Parkdale Mall, LLC	Limited Liability Company	Texas
Port Orange Holdings II, LLC	Limited Liability Company	Florida
Southpark Mall, LLC	Limited Liability Company	Virginia
The Galleria Associates, L.P.	Limited Partnership	Tennessee
The Pavilion at Port Orange, LLC	Limited Liability Company	Florida
Volusia Mall Member SPE, LLC	Limited Liability Company	Delaware
WestGate Mall II, LLC	Limited Liability Company	Delaware

2.	Securities Act Exemption Applicable.

Reference is made to the Amended Disclosure Statement relating to the Amended Joint Chapter 11 Plan of CBL & Associates Properties, Inc. and its Debtor Affiliates (as may be amended or supplemented, the “Disclosure Statement”) and the Amended Joint Chapter 11 Plan of CBL & Associates Properties, Inc. and its Affiliated Debtors (as amended or supplemented, the “Plan”), copies of which are included as Exhibits T3E.1 and T3E.2, respectively. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Plan.

Pursuant to the terms of the Plan, under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will issue:

(i)

up to $555 million aggregate principal amount of 10.0% Senior Secured Notes due 2029 (the “New Notes”) under the indenture to be qualified hereby (the “New Notes Indenture”), to certain holders of the Debtors’ Senior Unsecured Notes and other creditors, of which up to $100 million aggregate principal amount, upon election of the Consenting Crossholders, may be received in the form of New Convertible Notes (as defined below); and

(ii)

up to $150 million aggregate principal amount of 7.0% Convertible Notes due 2028 (the “New Convertible Notes” and together with the New Notes, the “Notes”) under the indenture to be qualified hereby (the “New Convertible Notes Indenture”), to the Commitment Parties and Consenting Crossholders who, on account of their Consenting Crossholder Claims elect, on a dollar-for-dollar basis, to substitute their allocated share of the New Notes for the New Convertible Notes.

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Plan Effective Date”).

The issuance of the Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes and New Convertible Notes pursuant to the Plan satisfies the requirements of Section 1145(a)(1) of the Bankruptcy Code. See Section 6.15 “Exemptions from Securities Laws; Listing” of the Plan.

AFFILIATIONS

3.	Affiliates.

The lists filed herewith under Exhibit 99.1 and Exhibit 99.2, which are incorporated herein by reference, reflect the affiliates of the Applicants as of the date of this Application and their expected affiliation after the Plan Effective Date, respectively.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. New directors of CBL & Associates Properties, Inc. (“CBL”) will be designated on the Plan Effective Date in accordance with the applicable provisions of the Plan and will consist of seven members, one of whom shall be the Chief Executive Officer, five members shall be selected by the Required Consenting Noteholders, and one member selected by CBL and reasonably acceptable to the Required Consenting Noteholders. New board members, if any, for each of the Guarantors listed further below may be elected by their respective shareholder(s) or member(s), as applicable. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o CBL & Associates Properties, Inc., CBL Center, Suite 500, 2030 Hamilton Place Boulevard, Chattanooga, Tennessee 37421.

(1)	The Company

The Company has no directors or executive officers.

(2)	The Guarantors

The directors and executive officers of CBL & Associates Management, Inc. and CBL & Associates Properties, Inc. are the following individuals.

Name	Office
Charles B. Lebovitz	Chairman of the Board

Stephen D. Lebovitz	Chief Executive Officer

A. Larry Chapman	Director

Matthew S. Dominski, Jr.	Director

John D. Griffith	Director

Richard J. Lieb	Director

Kathleen M. Nelson	Director

Carolyn B. Tiffany	Director

Scott D. Vogel	Director

Michael I. Lebovitz	President

Farzana Khaleel	Executive Vice President, Chief Financial Officer, Treasurer

Ben S. Landress	Executive Vice President—Emeritus

Alan L. Lebovitz	Executive Vice President—Management

Katie A. Reinsmidt	Executive Vice President, Chief Investment Officer

Jeffery V. Curry	Chief Legal Officer and Secretary

Michael C. Harrison, Jr.	Executive Vice President—Operations

Russell W. Carlton	Vice President—Portfolio Accounting

Margret M. Carrington	Vice President—Human Resources

Andrew F. Cobb	Senior Vice President—Director of Accounting

Jennifer H. Cope	Senior Vice President—Operations Services

Judith M. Craighead	Vice President—Business Development

Jeffrey L. Gregerson	Vice President—Specialty Retail

Eric R. Griffith	Vice President—Leasing

Howard B. Grody	Senior Vice President—Leasing

Curtis C. Hammontree II	Vice President—Development

Bradley L. Hendrix	Vice President—Legal

Michael B. Herman	Vice President—Legal Services

Stanley W. Hildebrand	Vice President—Finance Counsel

Joseph H. Khalili	Senior Vice President—Financial Operations

Mary Lynn Morse	Vice President—Marketing

David T. Neuhoff	Vice President—Redevelopment

Jordan T. Overley	Vice President—Accounting and Assistant Controller

Randy M. Owens	Vice President—Leasing

Gary L. Roddy	Vice President—Collections

Stuart Smith	Senior Vice President—Planning/Redevelopment

Robert J. Snetman	Vice President—Mixed Use

Carroll J. Wade II	Senior Vice President – Development and Mixed Use

Karen L. Walker	Vice President—Information Technology

John P. Waller	Vice President—Leasing

Janice L. Wills	Vice President—Management

Kenneth W. Wittler	Vice President—Development

Daniel P. Wolfe	Vice President—Management

The directors and executive officers of CBL/GP V, Inc. and Development Options, Inc. are the following individuals.

Name	Office
Charles B. Lebovitz	Chairman of the Board

Stephen D. Lebovitz	Chief Executive Officer

Michael I. Lebovitz	President

Farzana Khaleel	Executive Vice President, Chief Financial Officer, Treasurer

Ben S. Landress	Executive Vice President—Emeritus

Alan L. Lebovitz	Executive Vice President—Management

Katie A. Reinsmidt	Executive Vice President, Chief Investment Officer

Jeffery V. Curry	Chief Legal Officer and Secretary

Michael C. Harrison, Jr.	Executive Vice President—Operations

Russell W. Carlton	Vice President—Portfolio Accounting

Margret M. Carrington	Vice President—Human Resources

Andrew F. Cobb	Senior Vice President—Director of Accounting

Jennifer H. Cope	Senior Vice President—Operations Services

Judith M. Craighead	Vice President – Business Development

Jeffrey L. Gregerson	Vice President—Specialty Retail

Eric R. Griffith	Vice President—Leasing

Howard B. Grody	Senior Vice President—Leasing

Curtis C. Hammontree II	Vice President—Development

Bradley L. Hendrix	Vice President – Legal

Michael B. Herman	Vice President—Legal Services

Stanley W. Hildebrand	Vice President—Finance Counsel

Joseph H. Khalili	Senior Vice President—Financial Operations

Mary Lynn Morse	Vice President—Marketing

David T. Neuhoff	Vice President—Redevelopment

Jordan T. Overley	Vice President—Accounting and Assistant Controller

Randy M. Owens	Vice President—Leasing

Gary L. Roddy	Vice President—Collections

Stuart Smith	Senior Vice President—Planning/Redevelopment

Robert J. Snetman	Vice President—Mixed Use

Carroll J. Wade II	Senior Vice President—Development and Mixed Use

Karen L. Walker	Vice President—Information Technology

John P. Waller	Vice President—Leasing

Janice L. Wills	Vice President—Management

Kenneth W. Wittler	Vice President—Development

Daniel P. Wolfe	Vice President – Management

There are no directors or executive officers in any of the remaining Guarantors.

5.	Principal Owners of Voting Securities.

(a)

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o CBL & Associates Properties, Inc., CBL Center, Suite 500, 2030 Hamilton Place Boulevard, Chattanooga, Tennessee 37421.

(1)	The Company

Company Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CBL & Associates HoldCo II, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%

(2)	The Guarantors

Guarantor Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Alamance Crossing, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL & Associates Limited Partnership	CBL Holdings II, Inc.	Limited Partnership Interest	NA	96.4%
CBL & Associates Management, Inc.	CBL & Associates Limited Partnership	Common Stock	8,025	100%
		Preferred Stock	1,000	100%
CBL & Associates Properties, Inc.	NA	NA	NA	NA
CBL Ambassador Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL BI Developments II Member, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%
CBL BI Developments Member, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%

Guarantor Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CBL Brookfield Sears & Street Shops HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Center HoldCo, LLC*	CBL Management HoldCo, LLC*	Membership Interest	NA	100%
CBL Eagle Point Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	96.5%
CBL El Paso Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL El Paso Outparcel Member, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%
CBL Fremaux Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL Gettysburg Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL HP Hotel Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL Jarnigan HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Laredo Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL Lebcon HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Lebcon HoldCo LP, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Lebcon I HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Lebcon I HoldCo LP, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Louisville Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL Louisville Outparcel Member, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%
CBL Management HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Outparcel HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Statesboro Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	75.28%
	CBL & Associates Management, Inc.	Membership Interest	NA	24.72%
CBL Terrace HoldCo, LLC*	CBL & Associates HoldCo II, LLC	Membership Interest	NA	100%
CBL Woodstock Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL Woodstock Outparcel Member, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%
CBL/GP V, Inc.	CBL & Associates Management, Inc.	Common Stock	1,000	100%
CBL/Kentucky Oaks, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL/MSC II, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%
CBL/MSC, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%

Guarantor Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
CBL/Parkdale Crossing, L.P.	Parkdale Crossing Limited Partnership	Limited Partnership Interest	NA	99.9%
CBL/Penn Investments, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL/York Town Center GP, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL/York Town Center, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL-TRS Member I, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
CBL-D’Iberville Member, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	99.5%
Cross Creek Mall, LLC	Henderson Square Limited Partnership	Membership Interest	NA	100%
CW Joint Venture, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	81.99%
	Arbor Place Limited Partnership	Membership Interest	NA	18.01%
Development Options, Inc.	CBL & Associates Management, Inc.	Common Stock	1,000	100%
Hammock Landing/West Melbourne, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	54.29%
	CBL & Associates Management, Inc.	Membership Interest	NA	45.71%
Henderson Square Limited Partnership	CBL & Associates Limited Partnership	Limited Partnership Interest	NA	99.3%
Jefferson Mall Company II, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
Lexington Joint Venture	CBL/Fayette I, LLC	General Partnership Interest	NA	97.81%
Montgomery Partners, L.P.	CBL & Associates Limited Partnership	Limited Partnership Interest	NA	99%
North Charleston Joint Venture II, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	100%
Oak Park Holding I, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	99.5%
Parkdale Mall, LLC	Parkdale Mall Associates, L.P.	Membership Interest	NA	99.95%
Port Orange Holdings II, LLC	CBL & Associates Management, Inc.	Membership Interest	NA	100%
Southpark Mall, LLC	Seacoast Shopping Center Limited Partnership	Membership Interest	NA	100%
The Galleria Associates, L.P.	CBL & Associates Limited Partnership	General Partnership Interest	NA	99.9%
The Pavilion at Port Orange, LLC	CBL & Associates Limited Partnership	Membership Interest	NA	91.09%
Volusia Mall Member SPE, LLC	Volusia Mall Limited Partnership	Membership Interest	NA	100%
WestGate Mall II, LLC	Westgate Mall Limited Partnership	Membership Interest	NA	100%

*	This entity is not yet formed. The ownership listed here is the projected ownership.

UNDERWRITERS

6.	Underwriters.

(a)

Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application.

(b)	There is no proposed principal underwriter for the New Notes and New Convertible Notes that are to be issued in connection with the Indentures that are to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

(a)	The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

(1)	The Company

Company Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding
CBL & Associates HoldCo II, LLC	Membership Interest	NA	NA

It is expected that, upon consummation of the Plan, the Company’s capital structure shall also include the New Notes and New Convertible Notes.

(2)	Guarantors

Guarantor Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance
Alamance Crossing, LLC	Membership Interest	NA	NA

CBL & Associates Limited Partnership	General and Limited Partnership Interest	NA	NA

	4.600% Senior Notes due 2024	NA	$300,000,000

	5.250% Senior Notes Due 2023	NA	$450,000,000

	5.950% Senior Notes Due 2026	NA	$625,000,000

CBL & Associates Management, Inc.	Common Stock, par value $0.01 per share	50,000	8,025

	Preferred Stock, par value $0.01 per share	50,000	1,000

CBL & Associates Properties, Inc.	Common Stock, par value $0.01 per share	350,000,000	196,458,778

Guarantor Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance
	Preferred stock, par value $0.01 per share	15,000,000	1,815,000 7.375% Series D Cumulative Redeemable Preferred Stock

690,000 6.625% Series E Cumulative Redeemable Preferred Stock

CBL Ambassador Member, LLC	Membership Interest	NA	NA

CBL BI Developments II Member, LLC	Membership Interest	NA	NA

CBL BI Developments Member, LLC	Membership Interest	NA	NA

CBL Brookfield Sears & Street Shops HoldCo, LLC	Membership Interest	NA	NA

CBL Center HoldCo, LLC	Membership Interest	NA	NA

CBL Eagle Point Member, LLC	Membership Interest	NA	NA

CBL El Paso Member, LLC	Membership Interest	NA	NA

CBL El Paso Outparcel Member, LLC	Membership Interest	NA	NA

CBL Fremaux Member, LLC	Membership Interest	NA	NA

CBL Gettysburg Member, LLC	Membership Interest	NA	NA

CBL HP Hotel Member, LLC	Membership Interest	NA	NA

CBL Jarnigan HoldCo, LLC	Membership Interest	NA	NA

CBL Laredo Member, LLC	Membership Interest	NA	NA

CBL Lebcon HoldCo, LLC	Membership Interest	NA	NA

CBL Lebcon HoldCo LP, LLC	Membership Interest	NA	NA

CBL Lebcon I HoldCo, LLC	Membership Interest	NA	NA

CBL Lebcon I HoldCo LP, LLC	Membership Interest	NA	NA

CBL Louisville Member, LLC	Membership Interest	NA	NA

CBL Louisville Outparcel Member, LLC	Membership Interest	NA	NA

CBL Management HoldCo, LLC	Membership Interest	NA	NA

CBL Outparcel HoldCo, LLC	Membership Interest	NA	NA

CBL Statesboro Member, LLC	Membership Interest	NA	NA

CBL Terrace HoldCo, LLC	Membership Interest	NA	NA

CBL Woodstock Member, LLC	Membership Interest	NA	NA

CBL Woodstock Outparcel Member, LLC	Membership Interest	NA	NA

Guarantor Name	Title of Class	Number of Shares Authorized	Number of Shares Outstanding / Principal Balance
CBL/GP V, Inc.	Common Stock	2,000	1,000

CBL/Kentucky Oaks, LLC	Membership Interest	NA	NA

CBL/MSC II, LLC	Membership Interest	NA	NA

CBL/MSC, LLC	Membership Interest	NA	NA

CBL/Parkdale Crossing, L.P.	General and Limited Partnership Interest	NA	NA

CBL/Penn Investments, LLC	Membership Interest	NA	NA

CBL/York Town Center GP, LLC	Membership Interest	NA	NA

CBL/York Town Center, LLC	Membership Interest	NA	NA

CBL-TRS Member I, LLC	Membership Interest	NA	NA

CBL-D’Iberville Member, LLC	Membership Interest	NA	NA

Cross Creek Mall, LLC	Membership Interest	NA	NA

CW Joint Venture, LLC	Membership Interest	NA	NA

Development Options, Inc.	Common stock	2,000	1,000

Hammock Landing/West Melbourne, LLC	Membership Interest	NA	NA

Henderson Square Limited Partnership	General and Limited Partnership Interest	NA	NA

Jefferson Mall Company II, LLC	Membership Interest	NA	NA

Lexington Joint Venture	General and Limited Partnership Interest	NA	NA

Montgomery Partners, L.P.	General and Limited Partnership Interest	NA	NA

North Charleston Joint Venture II, LLC	Membership Interest	NA	NA

Oak Park Holding I, LLC	Membership Interest	NA	NA

Parkdale Mall, LLC	Membership Interest	NA	NA

Port Orange Holdings II, LLC	Membership Interest	NA	NA

Southpark Mall, LLC	Membership Interest	NA	NA

The Galleria Associates, L.P.	General and Limited Partnership Interest	NA	NA

The Pavilion at Port Orange, LLC	Membership Interest	NA	NA

Volusia Mall Member SPE, LLC	Membership Interest	NA	NA

WestGate Mall II, LLC	Membership Interest	NA	NA

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

New Notes

The New Notes will be subject to the New Notes Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions expected to be included in the New Notes Indenture, and the description is qualified in its entirety by reference to the form of New Notes Indenture to be filed as Exhibit T3C.1 herewith. The Company has not entered into the New Notes Indenture as of the date of this filing, and the terms of the New Notes Indenture are subject to change before it is executed. The expected terms of the New Notes are described in the term sheet relating to the New Notes, which is included as part of Exhibit C to the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Notes Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the New Notes Indenture: (1) failure to pay interest on the New Notes (after a                grace period), (2) failure to pay the principal of the New Notes when due, (3) failure by the Company or any Guarantor to comply with any other covenants or agreements in the New Notes Indenture for a period of                after proper notice thereof, (4) certain involuntary or voluntary insolvency and similar events in respect of the Company or any Guarantor, (5) the acceleration of any indebtedness of the Company or any Guarantor in an amount greater than                million dollars prior to its stated maturity, (6) entry by a court or courts of competent jurisdiction of a final, non-appealable judgment or government fine or penalty (whether by agreement, consent decree, or otherwise), or entry by the Company, any Guarantor, or any other subsidiary or entity controlled by the Company into any settlement agreement, consent decree, or similar agreement with respect to any investigations involving, or claims against, such entity, that would individually or in the aggregate, exceed                million, (7) default under the Collateral Documents for a period of                after notice and (8) default under any Mortgage, indenture or instrument evidencing Indebtedness for money borrowed by the Company or any of Guarantor, if that default (A) is caused by a failure to make any payment when due at the Stated Maturity of such Indebtedness or (B) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates                million or more.

Pursuant to the New Notes Indenture, if an Event of Default (other than an Event of Default arising from clause (5) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than                in aggregate principal amount of the New Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above occurs with respect to the Company, all outstanding New Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of New Notes notice of the Default within                after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b)	Authentication and Delivery of New Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the New Notes upon a written order of the Company signed by two officers. Thereafter, the Trustee shall authenticate additional New Notes in unlimited amount, as and to the extent permitted by the New Notes Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

The New Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the New Notes Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Notes. An authenticating agent may authenticate the New Notes whenever the Trustee may do so. Notwithstanding the foregoing, if any New Note shall have been authenticated and delivered under the New Notes Indenture but never issued and sold by the Company, and the Company shall deliver such New Notes to the Trustee for cancellation as provided in the cancellation section of the New Notes Indenture, for all purposes of the New Notes Indenture such New Notes shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the New Notes Indenture.

The New Notes shall be issuable only in registered form without coupons in denominations of                principal amount and any integral multiple of                thereafter.

(c)	Release of Collateral.

With certain exceptions, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the New Notes Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the New Notes Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the New Notes Indenture or the Collateral Documents.

(d)	Satisfaction and Discharge.

The New Notes Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of this New Notes Indenture, when either

(1) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit or the grant of liens securing such borrowing); (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this New Notes Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under this New Notes Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within                after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this New Notes Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this New Notes Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this New Notes Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon the Company or any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

New Convertible Notes

The New Convertible Notes will be subject to the New Convertible Notes Indenture to be entered into among the Company, the Guarantors and the Trustee. The following is a general description of certain provisions expected to be included in the New Convertible Notes Indenture, and the description is qualified in its entirety by reference to the form of New Convertible Notes Indenture to be filed as Exhibit T3C.2 herewith. The Company has not entered into the New Convertible Notes Indenture as of the date of this filing, and the terms of the New Convertible Notes Indenture are subject to change before it is executed. The expected terms of the New Convertible Notes are described in the term sheet relating to the New Convertible Notes, which is included as part of Exhibit C to the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Convertible Notes Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the New Convertible Notes Indenture: (1) failure to pay interest on the New Convertible Notes (after a                grace period), (2) failure to pay the principal of the New Convertible Notes when due, (3) failure by the Company or any Guarantor to comply with any other covenants or agreements in the New Convertible Notes Indenture for a period of                after proper notice thereof, (4) certain involuntary or voluntary insolvency and similar events in respect of the Company or any Guarantor, (5) the acceleration of any indebtedness of the Company or any Guarantor in an amount greater than                million dollars prior to its stated maturity, (6) entry by a court or courts of competent jurisdiction of a final, non-appealable judgment or government fine or penalty (whether by agreement, consent decree, or otherwise), or entry by the Company, any Guarantor, or any other subsidiary or entity controlled by the Company into any settlement agreement, consent decree, or similar agreement with respect to any investigations involving, or claims against, such entity, that would individually or in the aggregate, exceed                million, (7) default under the Collateral Documents for a period of                after notice and (8) default under any Mortgage, indenture or instrument evidencing Indebtedness for money borrowed by the Company or any of Guarantor, if that default (A) is caused by a failure to make any payment when due at the Stated Maturity of such Indebtedness or (B) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates                million or more.

Pursuant to the New Convertible Notes Indenture, if an Event of Default (other than an Event of Default arising from clause (5) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than                in aggregate principal amount of the New Convertible Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Convertible Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above occurs with respect to the Company, all outstanding New Convertible Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of New Convertible Notes notice of the Default within                after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Convertible Notes.

(b)	Authentication and Delivery of New Convertible Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the New Convertible Notes upon a written order of the Company signed by two officers. Thereafter, the Trustee shall authenticate additional New Convertible Notes in unlimited amount, as and to the extent permitted by the New Convertible Notes Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

The New Convertible Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Convertible may be by facsimile or manual signature in the name and on behalf of the Company. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the New Convertible Notes Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Convertible Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Convertible Notes. An authenticating agent may authenticate the New Convertible Notes whenever the Trustee may do so. Notwithstanding the foregoing, if any New Note shall have been authenticated and delivered under the New Convertible Notes Indenture but never issued and sold by the Company, and the Company shall deliver such New Convertible Notes to the Trustee for cancellation as provided in the cancellation section of the New Convertible Notes Indenture, for all purposes of the New Convertible Notes Indenture such New Convertible Notes shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the Indenture.

The New Convertible Notes shall be issuable only in registered form without coupons in denominations of                        principal amount and any integral multiple of                thereafter.

(c)	Release of Collateral.

With certain exceptions, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the New Convertible Notes Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the New Convertible Notes Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the New Convertible Notes Indenture or the Collateral Documents.

(d)	Satisfaction and Discharge.

The New Convertible Notes Indenture will be discharged and will cease to be of further effect as to all outstanding New Convertible Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of this New Convertible Notes Indenture, when either

(1) all New Convertible Notes that have been authenticated (except lost, stolen or destroyed New Convertible Notes that have been replaced or paid and New Convertible Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all New Convertible Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Convertible Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit or the grant of liens securing such borrowing); (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this New Convertible Notes Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under this New Convertible Notes Indenture to apply the deposited money toward the payment of the New Convertible Notes at maturity or the redemption date, as the case may be.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within                after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this New Convertible Notes Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this New Convertible Notes Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this New Convertible Notes Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Convertible Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes or New Convertible Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1-33, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the New Notes Indenture and New Convertible Notes Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Articles of Organization of Alamance Crossing, LLC

Exhibit T3A.2	Certificate of Limited Partnership of CBL & Associates Limited Partnership

Exhibit T3A.3	Certificates of Amendment to Certificate of Limited Partnership of CBL & Associates Limited Partnership

Exhibit T3A.4	Amended and Restated Certificate of Incorporation of CBL & Associates Management, Inc.

Exhibit T3A.5	Amended and Restated Certificate of Incorporation of CBL & Associates Properties, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of CBL & Associates Properties, Inc., for the fiscal year ended December 31, 2020)

Exhibit T3A.6	Certificates of Amendment of Amended and Restated Certificate of Incorporation of CBL & Associates Properties, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K of CBL & Associates Properties, Inc., for the fiscal year ended December 31, 2020)

Exhibit T3A.7	Articles of Organization of CBL Ambassador Member, LLC

Exhibit T3A.8	Articles of Organization of CBL BI Developments II Member, LLC

Exhibit T3A.9	Articles of Organization of CBL BI Developments Member, LLC

Exhibit T3A.10	Certification of Formation of CBL Brookfield Sears & Street Shops HoldCo, LLC*

Exhibit T3A.11	Certificate of Formation of CBL Center HoldCo, LLC*

Exhibit T3A.12	Certificate of Formation of CBL Eagle Point Member, LLC

Exhibit T3A.13	Certificate of Formation of CBL El Paso Member, LLC

Exhibit T3A.14	Certificate of Formation of CBL El Paso Outparcel Member, LLC

Exhibit T3A.15	Certificate of Formation of CBL Fremaux Member, LLC

Exhibit T3A.16	Certificate of Formation of CBL Gettysburg Member, LLC (f/k/a CBL Mezz Member, LLC)

Exhibit T3A.17	Certificate of Amendment to the Certificate of Formation of CBL Gettysburg Member, LLC (f/k/a CBL Mezz Member, LLC)

Exhibit T3A.18	Articles of Organization of CBL HP Hotel Member, LLC

Exhibit T3A.19	Articles of Organization of CBL Jarnigan HoldCo, LLC*

Exhibit T3A.20	Certificate of Formation of CBL Laredo Member, LLC

Exhibit T3A.21	Articles of Organization of CBL Lebcon HoldCo, LLC*

Exhibit T3A.22	Articles of Organization of CBL Lebcon I HoldCo, LLC*

Exhibit T3A.23	Articles of Organization of CBL Louisville Member, LLC

Exhibit T3A.24	Articles of Organization of CBL Louisville Outparcel Member, LLC

Exhibit T3A.25	Certificate of Formation of CBL Management HoldCo, LLC*

Exhibit T3A.26	Certificate of Formation of CBL Outparcel HoldCo, LLC*

Exhibit T3A.27	Certificate of Organization of CBL Statesboro Member, LLC

Exhibit T3A.28	Articles of Organization of CBL Terrace HoldCo, LLC*

Exhibit T3A.29	Certificate of Organization of CBL Woodstock Member, LLC

Exhibit T3A.30	Certificate of Organization of CBL Woodstock Outparcel Member, LLC

Exhibit T3A.31	Charter of CBL/GP V, Inc.

Exhibit T3A.32	Certificate of Formation of CBL/Kentucky Oaks, LLC

Exhibit T3A.33	Certificate of Amendment to Certificate of Formation of CBL/Kentucky Oaks, LLC

Exhibit T3A.34	Articles of Organization of CBL/MSC II, LLC

Exhibit T3A.35	Articles of Organization of CBL/MSC, LLC

Exhibit T3A.36	Certificate of Limited Partnership of CBL/Parkdale Crossing, L.P.

Exhibit T3A.37	Certificate of Formation of CBL/Penn Investments, LLC

Exhibit T3A.38	Certificate of Formation of CBL/York Town Center GP, LLC

Exhibit T3A.39	Certificate of Formation of CBL/York Town Center, LLC*

Exhibit T3A.40	Certificate of Formation of CBL-D’Iberville Member, LLC

Exhibit T3A.41	Certificate of Formation of CBL-TRS Member I, LLC*

Exhibit T3A.42	Articles of Organization of Cross Creek Mall, LLC

Exhibit T3A.43	Certificate of Formation of CW Joint Venture, LLC

Exhibit T3A.44	Articles of Incorporation of Development Options, Inc.

Exhibit T3A.45	Articles of Organization of Hammock Landing/West Melbourne, LLC

Exhibit T3A.46	Certificate of Domestic Limited Partnership of Henderson Square Limited Partnership

Exhibit T3A.47	Amended and Restated Certificate of Formation of Jefferson Mall Company II, LLC

Exhibit T3A.48	Certificate of Amendment to Certificate of Formation of Jefferson Mall Company II, LLC

Exhibit T3A.49	Amended and Restated Certificate of General Partnership of Lexington Joint Venture

Exhibit T3A.50	Certificate of Limited Partnership of Montgomery Partners, L.P.

Exhibit T3A.51	Amended and Restated Certificate of Formation of North Charleston Joint Venture II, LLC

Exhibit T3A.52	Certificate of Amendment to Certificate of Formation of North Charleston Joint Venture II, LLC

Exhibit T3A.53	Articles of Organization of Oak Park Holding I, LLC

Exhibit T3A.54	Certificate of Formation of Parkdale Mall, LLC

Exhibit T3A.55	Certificate of Correction to Certificate of Formation of Parkdale Mall, LLC

Exhibit T3A.56	Articles of Organization of Port Orange Holdings II, LLC (f/k/a The Hammock at Port Orange, LLC)*

Exhibit T3A.57	Amendments to Articles of Organization of Port Orange Holdings II, LLC*

Exhibit T3A.58	Articles of Organization of Southpark Mall, LLC

Exhibit T3A.59	Amended and Restated Certificate of Limited Partnership of The Galleria Associates, L.P.

Exhibit T3A.60	Articles of Organization of The Pavilion at Port Orange, LLC

Exhibit T3A.61	Amendments to Articles of Organization of The Pavilion at Port Orange, LLC

Exhibit T3A.62	Certificate of Formation of Volusia Mall Member SPE, LLC*

Exhibit T3A.63	Certificate of Formation of WestGate Mall II, LLC

Exhibit T3A.64	Certificate of Amendment to Certificate of Formation of Westgate Mall II, LLC

Exhibit T3A.65	Certificate of Formation of CBL & Associates HoldCo II, LLC

Exhibit T3A.66	Certificate of Formation of CBL Lebcon HoldCo LP, LLC*

Exhibit T3A.67	Certificate of Formation of CBL Lebcon I HoldCo LP, LLC*

Exhibit T3B.1	Operating Agreement of Alamance Crossing, LLC

Exhibit T3B.2	Modification No. One to Operating Agreement of Alamance Crossing, LLC

Exhibit T3B.3	Fourth Amended and Restated Agreement of Limited Partnership of CBL & Associates Limited Partnership (incorporated by reference to Exhibit 10.1.1 to the Annual Report on Form 10-K of CBL & Associates Properties, Inc., for the fiscal year ended December 31, 2020)

Exhibit T3B.4	Bylaws of CBL & Associates Management, Inc.

Exhibit T3B.5	Amendment to the Bylaws of CBL & Associates Management, Inc.

Exhibit T3B.6	Third Amended and Restated Bylaws of CBL & Associates Properties, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K of CBL & Associates Properties, Inc., for the fiscal year ended December 31, 2020)

Exhibit T3B.7	Amendment to Third Amended and Restated Bylaws of CBL & Associates Properties, Inc.

Exhibit T3B.8	Amended and Restated Limited Liability Company Agreement of CBL Ambassador Member, LLC

Exhibit T3B.9	First Amendment to Amended and Restated Limited Liability Company Agreement of CBL Ambassador Member, LLC

Exhibit T3B.10	Limited Liability Company Agreement of CBL BI Developments II Member, LLC

Exhibit T3B.11	Limited Liability Company Agreement of CBL BI Developments Member, LLC

Exhibit T3B.12	Limited Liability Company Agreement of CBL Brookfield Sears & Street Shops HoldCo, LLC*

Exhibit T3B.13	Limited Liability Company Agreement of CBL Center HoldCo, LLC*

Exhibit T3B.14	Limited Liability Company Agreement of CBL Eagle Point Member, LLC

Exhibit T3B.15	Limited Liability Company Agreement of CBL El Paso Member, LLC

Exhibit T3B.16	Modification No. One and Modification No. Two to Limited Liability Company Agreement of CBL El Paso Member, LLC

Exhibit T3B.17	Limited Liability Company Agreement of CBL El Paso Outparcel Member, LLC

Exhibit T3B.18	Limited Liability Company Agreement of CBL Fremaux Member, LLC

Exhibit T3B.19	Limited Liability Company Agreement of CBL Gettysburg Member, LLC (f/k/a CBL Mezz Member, LLC)

Exhibit T3B.20	Modification No. One to Limited Liability Company Agreement of CBL Gettysburg Member, LLC (f/k/a CBL Mezz Member, LLC)

Exhibit T3B.21	Limited Liability Company Agreement of CBL HP Hotel Member, LLC

Exhibit T3B.22	Limited Liability Company Agreement of CBL Jarnigan HoldCo, LLC*

Exhibit T3B.23	Limited Liability Company Agreement of CBL Laredo Member, LLC

Exhibit T3B.24	Limited Liability Company Agreement of CBL Lebcon HoldCo, LLC*

Exhibit T3B.25	Limited Liability Company Agreement of CBL Lebcon I HoldCo, LLC*

Exhibit T3B.26	Limited Liability Company Agreement of CBL Louisville Member, LLC

Exhibit T3B.27	Modification No. One to Limited Liability Company Agreement of CBL Louisville Member, LLC

Exhibit T3B.28	Limited Liability Company Agreement of CBL Louisville Outparcel Member, LLC

Exhibit T3B.29	Limited Liability Company Agreement of CBL Management HoldCo, LLC*

Exhibit T3B.30	Limited Liability Company Agreement of CBL Outparcel HoldCo, LLC*

Exhibit T3B.31	Limited Liability Company Agreement of CBL Statesboro Member, LLC

Exhibit T3B.32	Limited Liability Company Agreement of CBL Terrace HoldCo, LLC*

Exhibit T3B.33	Limited Liability Company Agreement of CBL Woodstock Member, LLC

Exhibit T3B.34	Limited Liability Company Agreement of CBL Woodstock Outparcel Member, LLC

Exhibit T3B.35	Bylaws of CBL/GP V, Inc.

Exhibit T3B.36	Limited Liability Company Agreement of CBL/Kentucky Oaks, LLC

Exhibit T3B.37	Operating Agreement of CBL/MSC II, LLC

Exhibit T3B.38	Operating Agreement of CBL/MSC, LLC

Exhibit T3B.39	Amended and Restated Agreement of Limited Partnership of CBL/Parkdale Crossing, L.P.

Exhibit T3B.40	Limited Liability Company Agreement of CBL/Penn Investments, LLC

Exhibit T3B.41	Limited Liability Company Agreement of CBL/York Town Center GP, LLC

Exhibit T3B.42	Limited Liability Company Agreement of CBL/York Town Center, LLC*

Exhibit T3B.43	Limited Liability Company Agreement of CBL-D’Iberville Member, LLC

Exhibit T3B.44	Modification No. One and Modification No. Two to Limited Liability Company Agreement of CBL-D’Iberville Member, LLC

Exhibit T3B.45	Operating Agreement of CBL-TRS Member I, LLC*

Exhibit T3B.46	Amended and Restated Limited Liability Company Agreement of Cross Creek Mall, LLC

Exhibit T3B.47	First Amended and Restated Limited Liability Company Agreement of CW Joint Venture, LLC

Exhibit T3B.48	Amendments to First Amended and Restated Limited Liability Company Agreement of CW Joint Venture, LLC

Exhibit T3B.49	Bylaws of Development Options, Inc.

Exhibit T3B.50	Amended and Restated Limited Liability Company Agreement of Hammock Landing/West Melbourne, LLC

Exhibit T3B.51	Agreement of Limited Partnership of Henderson Square Limited Partnership

Exhibit T3B.52	Amended and Restated Limited Liability Company Agreement of Jefferson Mall Company II, LLC

Exhibit T3B.53	Third Amended and Restated Partnership Agreement of Lexington Joint Venture

Exhibit T3B.54	Modification No. One to Third Amended and Restated Partnership Agreement of Lexington Joint Venture

Exhibit T3B.55	Agreement of Limited Partnership of Montgomery Partners, L.P.

Exhibit T3B.56	Amended and Restated Limited Liability Company Agreement of North Charleston Joint Venture II, LLC

Exhibit T3B.57	Amended and Restated Limited Liability Company Agreement of Oak Park Holding I, LLC

Exhibit T3B.58	Amended and Restated Limited Liability Company Agreement of Parkdale Mall, LLC

Exhibit T3B.59	Modification No. One to Amended and Restated Limited Liability Company Agreement of Parkdale Mall, LLC

Exhibit T3B.60	Amended and Restated Limited Liability Company Agreement of Port Orange Holdings II, LLC*

Exhibit T3B.61	Operating Agreement of Southpark Mall, LLC

Exhibit T3B.62	Modification to Operating Agreement of Southpark Mall, LLC

Exhibit T3B.63	Amended and Restated Agreement of Limited Partnership of The Galleria Associates, L.P.

Exhibit T3B.64	Modification of Amended and Restated Agreement of Limited Partnership of The Galleria Associates, L.P.

Exhibit T3B.65	Limited Liability Company Agreement of The Pavilion at Port Orange, LLC

Exhibit T3B.66	Limited Liability Company Agreement of Volusia Mall Member SPE, LLC*

Exhibit T3B.67	Limited Liability Company Agreement of WestGate Mall II, LLC

Exhibit T3B.68	Limited Liability Company Agreement of CBL & Associates HoldCo II, LLC

Exhibit T3B.69	Limited Liability Company Agreement of CBL Lebcon HoldCo LP, LLC*

Exhibit T3B.70	Limited Liability Company Agreement of CBL Lebcon I HoldCo LP, LLC*

Exhibit T3C.1	Form of New Notes Indenture of CBL & Associates HoldCo II, LLC, the guarantors named therein and the trustee and collateral agent for the 10.0% New Senior Secured Notes due 2029.*

Exhibit T3C.2	Form of New Convertible Notes Indenture of CBL & Associates HoldCo II, LLC, the guarantors named therein and the trustee and collateral agent for the 7.0% New Convertible Notes due 2028.*

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Amended Disclosure Statement relating to the Amended Joint Chapter 11 Plan of CBL & Associates Properties, Inc. and its Affiliated Debtors, dated May 26, 2021 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by CBL & Associates Properties, Inc. on May 26, 2021).

Exhibit T3E.2	Amended Joint Chapter 11 Plan of CBL & Associates Properties, Inc. and its Affiliated Debtors, dated May 26, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CBL & Associates Properties, Inc. on May 26, 2021).

Exhibit T3F.1	Cross-reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit T3F.2	Cross-reference sheet showing the location in the New Convertible Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the New Notes Indenture to be qualified.*

Exhibit 25.2	Statement of Eligibility and Qualification on Form T-1 of the trustee under the New Notes Convertible Indenture to be qualified.*

Exhibit 99.1	Affiliates of the Applicants as of the date of this Application.

Exhibit 99.2	Affiliates of the Applicants as of the Plan Effective Date.

*	To be filed by amendment.

[SIGNATURE PAGES FOLLOW.]

SIGNATURES

CBL/GP V, INC.

DEVELOPMENT OPTIONS, INC.

By the following who serve as the Board of Directors of each of the above listed corporations:

/s/ Charles B. Lebovitz
Charles B. Lebovitz

/s/ Stephen D. Lebovitz
Stephen D. Lebovitz

CBL & ASSOCIATES HOLDCO II, LLC

By: CBL & Associates Limited Partnership, its sole member and chief manager

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL & ASSOCIATES LIMITED PARTNERSHIP

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL & ASSOCIATES MANAGEMENT, INC.

By: CBL & Associates Limited Partnership, its sole shareholder

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL & ASSOCIATES PROPERTIES, INC.

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL AMBASSADOR MEMBER, LLC

By the following members of the above listed limited liability company:

CBL & Associates Limited Partnership

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL & Associates Management, Inc.

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL BI DEVELOPMENTS II MEMBER, LLC

CBL BI DEVELOPMENTS MEMBER, LLC

CBL EL PASO OUTPARCEL MEMBER, LLC

CBL LOUISVILLE OUTPARCEL MEMBER, LLC

CBL WOODSTOCK OUTPARCEL MEMBER, LLC

CBL/MSC II, LLC

PORT ORANGE HOLDINGS II, LLC

By: CBL & Associates Management, Inc., as the sole member of each of the above listed limited liability companies

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL EAGLE POINT MEMBER, LLC

By: CBL & Associates Limited Partnership, its chief manager

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

ALAMANCE CROSSING, LLC

CBL EL PASO MEMBER, LLC

CBL FREMAUX MEMBER, LLC

CBL GETTYSBURG MEMBER, LLC

CBL HP HOTEL MEMBER, LLC

CBL LAREDO MEMBER, LLC

CBL LOUISVILLE MEMBER, LLC

CBL WOODSTOCK MEMBER, LLC

CBL-TRS MEMBER I, LLC

CBL/MSC, LLC

CBL/PENN INVESTMENTS, LLC

CBL/YORK TOWN CENTER, LLC

CBL/YORK TOWN CENTER GP, LLC

JEFFERSON MALL COMPANY II, LLC

NORTH CHARLESTON JOINT VENTURE II, LLC

By: CBL & Associates Limited Partnership, as the sole member of each of the above listed limited liability companies

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

OAK PARK HOLDING I, LLC

By: CBL & Associates Limited Partnership, its chief manager

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

THE GALLERIA ASSOCIATES, L.P.

By the partners of the above listed limited partnership:

CBL & Associates Limited Partnership, its general partner

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL & Associates Properties, Inc., its limited partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL STATESBORO MEMBER, LLC

CBL/KENTUCKY OAKS, LLC

CBL-D’IBERVILLE MEMBER, LLC

HAMMOCK LANDING/WEST MELBOURNE, LLC

THE PAVILION AT PORT ORANGE, LLC

By:	CBL & Associates Limited Partnership,

as the chief manager of each of the above listed

chief manager-managed limited liability companies

By:	CBL Holdings I, Inc., its general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL/PARKDALE CROSSING, L.P.

By the following partners of the above listed limited partnership:

CBL/Parkdale Crossing GP, LLC, its general partner

By: CBL & Associates Limited Partnership, its chief manager

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CBL & Associates Limited Partnership, its limited partner

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CROSS CREEK MALL, LLC

By: Henderson Square Limited Partnership, its sole member and chief manager

By: CBL/GP, Inc., its sole general partner

By: CBL & Associates Management, Inc., its sole shareholder

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

CW JOINT VENTURE, LLC

By: CBL & Associates Limited Partnership, its Manager

By: CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry
Name: Jeffery V. Curry
Title: Chief Legal Officer

HENDERSON SQUARE LIMITED PARTNERSHIP

By:	CBL/GP, Inc., its sole general partner

By:	CBL & Associates Management, Inc., its sole shareholder

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

LEXINGTON JOINT VENTURE

By:	CBL/Fayette I, LLC, its managing partner

By:	CBL/J I, LLC, its chief manager

By:	CBL & Associates Limited Partnership, its chief manager

By:	CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

MONTGOMERY PARTNERS, L.P.

By the following partners of the above listed limited partnership:

CBL/GP VI, Inc., its general partner

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

CBL & Associates limited Partnership, its limited partner

By:	CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

PARKDALE MALL, LLC

By the following entities serving as the Board of Managers of the above listed board-managed limited liability company:

CBL/Parkdale Mall GP, LLC, its chief manager

By:	CBL & Associates Limited Partnership, its chief manager

By:	CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

CBL & Associates Limited Partnership, its secretary

By:	CBL Holdings I, Inc., its general partner

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

SOUTHPARK MALL, LLC

By:	Seacoast Shopping Center Limited Partnership, its sole member and chief manager

By:	CBL & Associates Limited Partnership, its sole general partner

By:	CBL Holdings I, Inc., its sole general partner

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

VOLUSIA MALL MEMBER SPE, LLC

By:	Volusia Mall Limited Partnership, its sole member

By:	Volusia Mall GP, Inc., its general partner

By:	CBL & Associates Management, Inc., its sole shareholder

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer

WESTGATE MALL II, LLC

By:	Westgate Mall Limited Partnership, its sole member and chief manager

By:	CBL/GP II, Inc., its general partner

By:	CBL & Associates Management, Inc., its sole shareholder

By:	/s/ Jeffery V. Curry

Name:	Jeffery V. Curry
Title:	Chief Legal Officer